UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EBANG INTERNATIONAL HOLDINGS INC.
(Name of Issuer)

Class A ordinary shares, par value HK$0.001 per share
(Title of Class of Securities)

G3R33A106
(CUSIP Number)

David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G3R33A106

1	name of reporting persons Dong Hu
2	check the appropriate box if a member of a group*	(a) ☒ (b) ☐
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization People’s Republic of China
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 46,738,276 (1)
	9	sole dispositive power 0
	10	shared dispositive power 46,738,276 (1)
11	aggregate amount beneficially owned by each reporting person 46,738,276 (1)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 24.9% (2)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1)	Consists of (i) 112,493 Class A ordinary shares, par value HK$0.001 per share, of the issuer (“Class A Ordinary Shares”), held by Top One Limited, a company incorporated in the British Virgin Islands, which are attributable to the reporting person by virtue of Mr. Hu’s approximately 2.2% interest in Top One Limited and being a director therof; and (ii) 46,625,783 Class A Ordinary Shares issuable upon conversion of an equal number of Class B ordinary shares, par value HK$0.001 per share, of the issuer (“Class B Ordinary Shares”), held by Top Max Limited, which is wholly owned by Vista Eternity (PTC) Limited. Mr. Hu is the sole director of Top Max Limited and a director and sole shareholder of Vista Eternity (PTC) Limited and may be deemed to have voting and dispositive power over the Class B Ordinary Shares directly beneficially owned by Top Max Limited and indirectly beneficially owned by Vista Eternity (PTC) Limited. The conversion of such Class B Ordinary Shares into such Class A Ordinary Shares may occur at any time by Top Max Limited.

(2)	The percentage beneficial ownership is based upon 140,750,554 Class A Ordinary Shares issued and outstanding as of April 14, 2022, as confirmed by the transfer agent of the issuer.

CUSIP No. G3R33A106

1	name of reporting persons Vista Eternity (PTC) Limited
2	check the appropriate box if a member of a group*	(a) ☒ (b) ☐
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 46,625,783 (1)
	9	sole dispositive power 0
	10	shared dispositive power 46,625,783 (1)
11	aggregate amount beneficially owned by each reporting person 46,625,783 (1)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 24.9% (2)
14	type of reporting person* CO

*	SEE INSTRUCTIONS

(1)	Consists of 46,625,783 Class A Ordinary Shares issuable upon conversion of an equal number of Class B Ordinary Shares, held by Top Max Limited, which is wholly owned by Vista Eternity (PTC) Limited. The conversion of such Class B Ordinary Shares into such Class A Ordinary Shares may occur at any time by Top Max Limited.

(2)	The percentage beneficial ownership is based upon 140,750,554 Class A Ordinary Shares issued and outstanding as of April 14, 2022, as confirmed by the transfer agent of the issuer.

CUSIP No. G3R33A106

1	name of reporting persons Top Max Limited
2	check the appropriate box if a member of a group*	(a) ☒ (b) ☐
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting person with	7	sole voting power 46,625,783 (1)
	8	shared voting power 0
	9	sole dispositive power 46,625,783 (1)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 46,625,783 (1)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 24.9% (2)
14	type of reporting person* CO

*	SEE INSTRUCTIONS

(1)	Consists of 46,625,783 Class A Ordinary Shares issuable upon conversion of an equal number of Class B Ordinary Shares, held by Top Max Limited. The conversion of such Class B Ordinary Shares into such Class A Ordinary Shares may occur at any time by Top Max Limited.

(2)	The percentage beneficial ownership is based upon 140,750,554 Class A Ordinary Shares issued and outstanding as of April 14, 2022, as confirmed by the transfer agent of the issuer.

EXPLANATORY NOTE

This initial statement on Schedule 13D (this “Schedule 13D”) is being filed to correct a clerical error whereby the reporting persons filed an initial statement on Schedule 13G with the U.S. Securities and Exchange Commission on February 8, 2021 (“Schedule 13G”) to disclose their respective beneficial ownership of the securities of Ebang International Holdings Inc. To correct such clerical error and to report each such reporting person’s beneficial ownership of such securities as of the latest practicable date, this Schedule 13D hereby amends, restates and supersedes the Schedule 13G in its entirety.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value HK$0.001 per share (“Class A Ordinary Shares”), of Ebang International Holdings Inc., a company incorporated under the laws of the Cayman Islands with limited liability (the “Issuer”). The Issuer’s principal executive office is located at Building 7, No. 5 Nangonghe Road, Linping Street, Yuhang District, Hangzhou, Zhejiang, 311100, People’s Republic of China.

Item 2. Identity and Background

(a)	Dong Hu

Vista Eternity (PTC) Limited (“Vista”)

Top Max Limited (“Top Max”, and together with Mr. Hu and Vista, the “Reporting Persons”)

(b)	Dong Hu

Building 7, No. 5 Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

Vista Eternity (PTC) Limited

80 Main Street, P.O. Box 3200, Road Town

Tortola, VG 1110

British Virgin Islands

Top Max Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola, VG1110

British Virgin Islands

(c)	Mr. Hu is the chief executive officer and chairman of the board of directors of the Issuer. Vista’s principal business is to serve as a trustee for the Hu Family Trust in which Mr. Hu is the settlor and the investment manager. Top Max is the wholly-owned subsidiary of Vista, of which Mr. Hu is a director and its sole shareholder. Mr. Hu is the sole director of Top Max, the principal business of which is to make, manage and monitor investments and undertake any other business, activity or transaction permitted by its organizational documents in accordance with British Virgin Islands law.

(d)	and (e) None of the Reporting Persons have been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Mr. Hu is a citizen of the People’s Republic of China.

Vista is a company incorporated in the British Virgin Islands with limited liability.

Top Max is a company incorporated in the British Virgin Islands with limited liability.

Item 3. Source or Amount of Funds or Other Consideration.

On May 17, 2018 and May 24, 2018, the Issuer issued to Top Max an aggregate of 60,056,829 ordinary shares, HK$ 0.001 per share, of the Issuer (“Ordinary Shares”), at HK$0.001 per share, in consideration for HK$60,056.80, as part of the Issuer’s corporate restructure in anticipation of its initial public offering. The source of the funds for such purchases of Ordinary Shares was Mr. Hu’s personal funds. On May 24, 2018, the Issuer issued to Top One Limited, a company incorporated in the British Virgin Islands (“Top One”), 5,040,000 Ordinary Shares, at HK$0.001 per share, in consideration for HK$5,040.00. As of April 14, 2022, Mr. Hu beneficially owns approximately 2.2% of Top One. The sources of the funds for such purchase of Ordinary Shares were the personal funds of each shareholder of Top One.

From December 2019 to February 2020, Top Max disposed of an aggregate of 13,431,046 Ordinary Shares to third parties. Immediately prior to the completion of the Issuer’s initial public offering in June 2020, the remaining 46,625,783 Ordinary Shares held by Top Max were automatically re-designated as Class B ordinary shares, par value HK$0.001 per share, of the Issuer (“Class B Ordinary Shares”) and the Ordinary Shares held by Top One were automatically re-designated as Class A Ordinary Shares. As the parent entity of Top Max, Vista is deemed to beneficially own the Class B Ordinary Shares held by Top Max.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference. See also the Explanatory Note to this Schedule 13D above.

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses to rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. Mr. Hu, by virtue of his approximately 2.2% interest in Top One and being a director thereof, as described in Item 3, has been attributed shared voting power and shared dispositive power with regard to only 112,493 Class A Ordinary Shares. Mr. Hu, by virtue of being the sole director of Top Max and a director and sole shareholder of Vista, as described in Item 2, has shared voting power and shared dispositive power with regard to 46,625,783 Class B Ordinary Shares, which are convertible into 46,625,783 Class A Ordinary Shares at any time by Top Max. Vista, by virtue of being the parent of Top Max, as described in Item 2, has shared voting power and shared dispositive power with regard to 46,625,783 Class B Ordinary Shares, which are convertible into 46,625,783 Class A Ordinary Shares at any time by Top Max.

(c) None.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated April 15, 2022

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, as applicable, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2022	Top Max Limited

/s/ Dong Hu
	Name:	Dong Hu
	Title:	Director

Vista Eternity (PTC) Limited

/s/ Dong Hu
	Name:	Dong Hu
	Title:	Director

/s/ Dong Hu
	Name:	Dong Hu